UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 12, 2012

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

(Registrant's telephone number, including area code): **(630) 623-3000**

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Janice Fields will cease to serve as President of McDonald's USA effective November 30, 2012. The McDonald's Board of Directors elected Executive Vice President and Global Chief Restaurant Officer Jeffrey Stratton to succeed Ms. Fields, effective December 1, 2012.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*
99   Press Release of McDonald's Corporation issued November 15, 2012
             McDonald's Announces Change in Leadership at McDonald's USA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: November 15, 2012

By: /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President -
Associate General Counsel and Assistant
Secretary

Exhibit Index

Exhibit 99



FOR IMMEDIATE RELEASE

11/15/12

MEDIA:
Heidi Barker Sa Shekhem   630-623-3791

INVESTORS:
Kathy Martin   630-623-7833

McDONALD'S ANNOUNCES CHANGE IN LEADERSHIP AT McDONALD'S USA

McDonald's Corporation today announced that Jeff Stratton, currently Global Chief Restaurant Officer, will succeed Jan Fields as president of McDonald's USA, effective December 1. Fields will be leaving after more than 35 years with the company.

Fields, 57, drove major business initiatives in McDonald's 14,000 U.S. restaurants such as expanding the McCafe beverage menu, modernizing restaurants, and recruiting 60,000 new McDonald's workers on "National Hiring Day." Under her leadership, McDonald's USA made significant nutrition advancements by revamping the Happy Meal last year to include apple slices and smaller, kid-size French Fries; and in September, by voluntarily posting nutrition information on menu boards.

"We appreciate and salute Jan for more than three decades of inspired leadership and impactful service under the Arches," said McDonald's President and Chief Executive Officer Don Thompson. "All of us who know Jan will miss her genuine nature and quick-witted humor. We wish Jan the very best."

"When I started on fries as a crew member, I had no idea where that job would lead," said Fields. "McDonald's has shaped me as much as I'd like to believe I had a role in shaping it."

The McDonald's Board of Directors has named Executive Vice President and Global Chief Restaurant Officer Jeff Stratton to succeed Fields. Stratton, 57, oversees the function of nearly 34,000 McDonald's restaurants globally, focusing in areas such as innovation, concept and design, operations, training, performance, and security. Stratton will report to McDonald's Chief Operating Officer Tim Fenton.

"Jeff's roots in restaurant operations, his strong leadership and his innovative actions driving our Plan to Win framework make him the right choice to lead the U.S. business," said Fenton. "Don and I are confident in Jeff's deep experience and his dedication to finding solutions that are right for our customers and shareholders."

"I'm honored to assume this leadership role and will remain focused on growing our business and elevating our Brand," said Stratton. "The great people of this company and our loyal customers fuel my strong passion for McDonald's."

Stratton's career at McDonald's spans more than 40 years, beginning with his start as a crew member in Detroit. He held numerous U.S. field operations positions before becoming West Division President in 2001. Shortly thereafter, he was promoted to Chief Restaurant Officer for McDonald's USA, a role he held until joining the global team in 2005.

"Jeff personifies the meaning of career opportunity at McDonald's, from starting as crew, to holding numerous field management positions, to leading our U.S. business," said Thompson. "His transition into this key leadership role reflects our deep bench of talent at McDonald's."

McDonald's is the world's leading global foodservice retailer with more than 34,000 locations serving more than 69 million customers in 119 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local men and women. To learn more about the company, please visit www.aboutmcdonalds.com and follow us on Facebook (www.facebook/aboutmcdonalds) and Twitter (www.twitter/aboutmcdonalds).

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